Exhibit 99.1

1500 Robert-Bourassa Blvd., 7th Floor Montreal QC, H3A 3S8 www.computershare.com
February 17, 2023 To: All Canadian Securities Regulatory Authorities
Subject: TFI International Inc.
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	March 15, 2023
Record Date for Voting (if applicable) :	March 15, 2023
Beneficial Ownership Determination Date :	March 15, 2023
Meeting Date :	April 26, 2023
Meeting Location (if available) :	Montreal, QC

Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	87241L109	CA87241L1094

Sincerely, Computershare Agent for TFI International Inc.